** STOCK EXCHANGE RELEASE **


Royal Dutch Petroleum Company
and
The "Shell" Transport and Trading Company, p.l.c.


SHELL OIL COMPANY ANNOUNCES $1.8 BILLION ACQUISITION OF PENNZOIL-QUAKER STATE COMPANY


Shell Oil Company, a wholly-owned member of the Royal Dutch / Shell Group and Pennzoil-Quaker State Company (NYSE: PZL) today announced that they have entered into a definitive agreement under which Shell Oil Company will acquire Pennzoil-Quaker State Company at a price of $22.00 per share in cash.

Under the proposed transaction, which was approved by the board of directors of Pennzoil-Quaker State Company, Shell Oil Company will acquire Pennzoil-Quaker State Company through a cash merger. Based on Pennzoil-Quaker State Company's outstanding shares on a fully diluted basis, the transaction has a total equity value of approximately US$ 1.8 billion. Shell Oil Company will also assume Pennzoil-Quaker State Company's outstanding debt (Net book debt end 2001 = $1.1bln). Completion of the transaction is subject to approval by Pennzoil-Quaker State Company stockholders and customary reviews by regulatory agencies in the United States and other relevant jurisdictions.

Phillip Watts, Chairman of the Committee of Managing Directors of the Royal Dutch / Shell Group of Companies, commenting on the acquisition, said: "This acquisition is part of our continuing efforts to upgrade our portfolio, and it also makes an early contribution to Group earnings and cash flow. This is an important move in the implementation of our Group strategy, which we communicated in December 2001, with deals of this type building excellent platforms for earnings growth into the future."

Paul Skinner, Group Managing Director and Chief Executive Officer of the Group's Oil Products business said: "This transaction, along with our previously announced transactions in Germany with RWE DEA and in the US regarding Texaco's former interests in Equilon and Motiva, marks another important step in extending our sustained downstream leadership outside the US into a global position."

"The addition of Pennzoil(R) and Quaker State(R), the number one and two brands in the key US passenger car motor oil segment, is a step change to our US lubricants portfolio and will ultimately more than replace our use of the Havoline(R) brand and complement Shell's brand strength in diesel engine lubricants. We see a great strategic fit between Shell's networks and infrastructure and Pennzoil-Quaker State Company's leading motor oil brands and portfolio of other businesses, such as its car care brands and its large network of over 2000 Jiffy Lube(R) stores."

It is expected that the transaction will be completed in the second half of 2002 and be accretive to Shell's earnings and cash flow from the first full year after completion. Shell expects that the acquisition will generate pre-tax benefits of approximately $140 million per annum by 2004. Transaction and implementation costs are estimated by Shell at $100 million.

IMPORTANT LEGAL INFORMATION: Investors and security holders are urged to read the proxy statement regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement will be filed with the U.S. Securities and Exchange Commission by Pennzoil-Quaker State Company and security holders may obtain a free copy of the proxy statement when it becomes available, and other documents filed with the SEC by Pennzoil-Quaker State Company, at the SEC's web site at www.sec.gov. The proxy statement, and other documents filed with the SEC by Pennzoil-Quaker State Company, may also be obtained for free by directing a request to Pennzoil-Quaker State Company at 700 Milam, Houston, Texas, 77002. Investors may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Pennzoil-Quaker State Company 's stockholders to approve the transaction at the following address: 700 Milam, Houston, Texas 77002.

This document has been approved solely for the purposes of section 21 Financial Services and Markets Act 2000 by Salomon Brothers International Limited, trading as

Schroder Salomon Smith Barney of Citigroup Centre, 33
Canada Square, Canary Wharf, London E14 5LB. Schroder Salomon Smith Barney is acting for Shell Oil Company and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to clients of Schroder Salomon Smith Barney or for providing advice in relation to the transaction.

CAUTION CONCERNING FORWARDING-LOOKING STATEMENTS: This press release contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the proposed transaction, future financial and operating results and benefits of the pending merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure to obtain certain regulatory approvals; actions of the U.S., foreign and local governments; failure of the requisite number of Pennzoil-Quaker State Company stockholders to approve the proposed transaction; the inability to successfully integrate the businesses of Shell Oil Company and Pennzoil-Quaker State Company; the costs related to the merger; the inability to achieve cost-cutting synergies resulting from the merger; changing consumer or marketplace trends; the general economic environment; potential or actual litigation challenging the proposed transaction; and other economic, business, competitive and/or regulatory factors affecting businesses generally. More detailed information about certain risk factors is set forth in the Form 20-F filed by Royal Dutch Petroleum Company and The Shell Transport and Trading Company and the Form 10-K filed by Pennzoil-Quaker State Company, and other documents filed with or furnished to the SEC by Royal Dutch Petroleum Company and The Shell Transport and Trading Company and Pennzoil-Quaker State Company. None of Shell Oil Company, Royal Dutch Petroleum Company and The Shell Transport and Trading Company and Pennzoil-Quaker State Company is under any obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                                                                 # # #
Investor relations enquiries:
Bart Van der Steenstraten  (Netherlands)    +31 70 377 3996
Mike Harrop                         (UK)                      +44 207 934 6287
David Sexton                        (USA)                     +1 212 218 3112